Possum Trot LLC

Financial Statements

As of December 31, 2023 and 2022 and for the years then ended

POSSUM TROT LLC
DECEMBER 31, 2023 AND 2022

Table of Contents

ELEMENT⁺

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of Possum Trot LLC

Opinion

We have audited the accompanying financial statements of Possum Trot LLC (a Georgia Limited Liability Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income and members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Possum Trot LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Possum Trot LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Possum Trot LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Element CPA PC
692 D1 Kirkwood Avenue
Atlanta, Georgia 30316
770.954.7932
www.ElementCPAs.com



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Possum Trot LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Possum Trot LLC 's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Element
CPA PC

Atlanta, GA
June 5, 2024

BALANCE SHEETS

At December 31,		2023		2022
Assets				
Current assets:				
Cash & cash equivalents	$	218,274	$	262,536
Deposits		511,998		1,088,814
Total current assets		**730,272**		**1,351,350**
Feature film inventory		16,589,738		13,199,783
Total assets	**$**	**17,320,010**	**$**	**14,551,133**
Liabilities and Stockholder's Equity				
Current liabilities:				
Accounts payable & accrued expenses	$	363,596	$	1,016,883
Current portion of notes payable		3,719,562		149,813
Accrued payroll liabilities		-		160,249
Total current liabilities		**4,083,158**		**1,326,945**
Notes payable		-		2,877,123
Total liabilities		**4,083,158**		**4,204,068**
Members' equity		**13,236,852**		**10,347,065**
Total liabilities and members' equity	**$**	**17,320,010**	**$**	**14,551,133**

See accompanying notes.

STATEMENTS OF INCOME AND MEMBERS' EQUITY

For the year ended December 31,	2023	2022
Revenue:		
Grant revenues	$ 160,000	$ 390,000
Total Revenue	**160,000**	**390,000**
Operating expenses	-	100
Other income (expenses)		
Interest expense	(369,017)	(20,873)
Total other income (expenses)	**(369,017)**	**(20,873)**
Net income (loss)	**(209,017)**	**369,027**
Members equity, January 1	10,347,065	-
Member contributions	3,279,842	9,978,038
Member distributions	(181,038)	-
Members equity, December 31	**$ 13,236,851**	**$ 10,347,065**

See accompanying notes.

STATEMENTS OF CASH FLOWS

For the year ended December 31,		2023		2022
Cash flows from operating activities:				
Cash received from grantors	$	160,000	$	390,000
Cash received from returns of deposits		576,816		-
Cash paid to suppliers and employees		(4,203,491)		(13,111,565)
Interest paid		(369,017)		(20,873)
Net cash used in operating activities		**(3,835,692)**		**(12,742,438)**
Cash flows from financing activities:				
Issuance of note receivable		228,997		3,026,936
Principal payments of notes receivable		463,629		-
Member contributions		3,279,842		9,978,038
Member distributions		(181,038)		-
Net cash provided by financing activities		**3,791,430**		**13,004,974**
Net increase in cash		**(44,262)**		**262,536**
Cash, January 1		262,536		-
Cash, December 31	**$**	**218,274**	**$**	**262,536**
Reconciliation of net income to net cash flows used in operating activities:				
Net income (loss)	$	(209,017)	$	369,027
Adjustments to reconcile net income to net cash provided by operating activities:				
(Increase) decrease in assets:				
Short-term assets		576,816		(1,088,814)
Feature film inventory		(3,389,955)		(13,199,783)
Increase (decrease) in liabilities:				
Accounts payable & accrued expenses		(653,287)		1,016,883
Other short-term liabilities		(160,249)		160,249
Net cash provided by operating activities	**$**	**(3,835,692)**	**$**	**(12,742,438)**

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Possum Trot LLC (the "Company") is a single purpose entity created to produce a motion picture entitled *Possum Trot*.

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenue is recognized when control of a good or service is transferred to a customer in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Significant judgments used in the determination of the amount and timing of revenue recognition include the identification of distinct performance obligations in contracts containing bundled content licenses, and the allocation of consideration among individual performance obligations within these arrangements based on their relative standalone distributions licenses.

Our estimate of ultimate revenues includes revenues from all sources that are estimated to be earned within 10 years from the date of a film's initial release. Prior to the release of the feature films, we estimate ultimate revenues based on the historical performance of similar content and pre-release market research, as well as factors relating to the specific film, including the expected number of theaters and markets in which the original content will be released, the genre of the original content and the past box office performance of the lead actors and actresses. For films intended for theatrical release, we believe the performance during the theatrical exhibition is the most sensitive factor affecting our estimate of ultimate revenues as subsequent markets have historically exhibited a high correlation to theatrical performance. Upon a film's initial release, we update our estimate of Ultimate Revenues based on actual and expected future performance. Our estimates of revenues from succeeding windows and markets are revised based on historical relationships to theatrical performance and an analysis of current market trends. We also review and revise estimates of Ultimate Revenue and participation costs as of each reporting date to reflect the most current available information.

NOTES TO FINANCIAL STATEMENTS

Theatrical revenue

Theatrical revenue is earned from the theatrical distribution of our films during the exhibition period. Under these arrangements, revenues are recognized based on sales to the end customer. Our performance obligation is to make available the feature film for exhibition to the end customer. No theatrical distributions agreements exist as of the date of these financial statements.

Streaming and other distribution revenue

Streaming revenue is earned from exclusive or non-exclusive license to present the feature film for viewing on streaming platforms available through direct purchase or access subscription by the ultimate consumer. These revenues are recognized based on the timing of payments as required by the licensing agreement. No such agreements exist as of the date of these financial statements.

Third party licensing revenue

It is likely that the Company will sell the rights to the distribution of the film to another party for domestic or foreign distribution rights, or both. In that case, we will estimate the ultimate expected revenues from those transfers of rights and estimate any future revenues related to future exploitation of the Film we expect within 10 years from the date of the film's initial release. Under these arrangements, our performance obligation is the delivery of our content to such distributors who then license our content to the end customer. No such agreements exist as of the date of these financial statements.

Grant revenues

The Company has received grants intended to offset the cost of producing the feature film. The grants are restricted in use for direct expenditures related to the feature film. The Company has no further responsibilities for reporting or repayment related to these grants, nor is there a requirement to distribute the film related to these grants. As a result, the Company has recognized this revenue when received.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Cash

Cash includes bank deposits, which are maintained in bank deposit accounts. Cash balances may exceed federally insured limits. We have not experienced any losses on deposits and believes it is not exposed to any significant risk.

Deposits

Deposits consist of cash payments held by vendors as security for the rental of production equipment and cash payments to labor unions and guilds customarily held as security in the event of unpaid wages.

Income Tax Status

The Company does not incur income taxes; instead, its earnings are included in the members' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Feature Film Inventory

Feature film inventory consists of costs incurred in the production of a feature film. Costs related to this inventory, including prepayments for such costs, are recorded as non-current assets since the Feature film inventory will be amortized over the projected life of the feature film based on annual revenues as they are earned as a percentage of total anticipated revenues. Company does not expect its initial delivery of the film to occur within 12 months of the balance sheet dates of December 31, 2023 and 2022.

Subsequent Events

Management evaluates all activity of the Company through the issuance date of the financial statements. Management has evaluated subsequent events through June 5th, 2024 and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

2. Notes Payable

At December 31, 2023 and 2022, the Company had the following notes payable:

December 31,	2023	2022
Note payable to an individual lender with an estimated maturity date of September 1st, 2024 with an interest at 12.5% per annum. The loan is due when the Company has received cash proceeds from the sale of anticipated film tax credits.	$ 1,375,000	$ 761,558
Note payable to an individual lender with an estimated maturity date of September 1st, 2024 with an interest premium equal to 10% of the principal due along with the principal at maturity. The loan is due when the Company has received cash proceeds from the sale of anticipated film tax credits.	100,000	85,000
Note payable to an individual lender with an estimated maturity date of September 1st, 2024 with an interest premium equal to 17.5% of the principal due along with the principal at maturity. The loan is due when the Company has received cash proceeds from the sale of anticipated film tax credits.	-	149,813
Note payable to an individual lender with an estimated maturity date of September 1st, 2024 with an interest premium equal to 17.7% of the principal due along with the principal at maturity. The loan is due when the Company has received cash proceeds from the sale of anticipated film tax credits.	25,000	21,250
Note payable to an private lender maturing on June 13th, 2024 with an interest at 10% per annum.	2,219,562	2,009,315
Total notes payable	**3,719,562**	**3,026,936**
Less: current portion	3,719,562	149,813
Long-term debt	**-**	**2,877,123**
Maturities of long-term debt are as follows:		
31-Dec-23	-	149,813
31-Dec-24	3,719,562	2,877,123
Thereafter	-	-
Total notes payable	**$ 3,719,562**	**$ 3,026,936**